February 27, 2025

Vicky Zhang
Chief Financial Officer
Adlai Nortye Ltd.
c/o PO Box 309, Ugland House
Grand Cayman , KY1-1104
Cayman Islands

       Re: Adlai Nortye Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-41773
Dear Vicky Zhang:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences